UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company)

DYNACQ HEALTHCARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Hemant Khemka

Chief Financial Officer

Dynacq Healthcare, Inc.
4301 Vista Road

Pasadena, Texas 77504
Telephone: (713) 378-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Robert D. Axelrod, Esq.

Axelrod, Smith & Kirshbaum

5300 Memorial Drive, Suite 1000

Houston, Texas 77007

Telephone: (713) 861-1996

☐                                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.   Subject Company Information

(a)   Name and Address

The name of the subject company is Dynacq Healthcare, Inc., a Nevada corporation. In this Schedule, unless the context otherwise requires, “Dynacq,” “we,” “us” and “our” refer to Dynacq Healthcare, Inc.  Dynacq’s principal executive offices are located at 4301 Vista Road, Pasadena, Texas 77504, and its telephone number at that address is (713) 378-2000.

(b)   Securities

The class of equity securities to which this Schedule 14D-9 relates is Dynacq’s common stock, par value $0.001 per share (“Dynacq Common Stock”).  As of November 23, 2015, there were 13,601,624 shares of Dynacq Common Stock outstanding.

Item 2.   Identity and Background of Filing Person

(a)   Name and Address

This Schedule is being filed by Dynacq.  Dynacq’s name, business address and business telephone number are set forth in Item 1 above.

(d)   Tender Offer

This Schedule relates to the tender offer by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”). The tender offer is disclosed in a Tender Offer Statement filed under cover of Schedule TO by the Chan Family and the Purchaser (collectively, the “Offeror”) with the United States Securities and Exchange Commission (the “SEC”) on December 18, 2015 (the “Schedule TO”). Dr. Chan is Dynacq’s Chief Executive Officer and President and is the sole member of its Board of Directors. Ms. Ella Chan, wife of Dynacq’s former Chairman and Chief Executive Officer, Mr. Chiu Chan, individually and as the sole trustee of the Chiu M. Chan Family Trust, beneficially owns an aggregate of approximately 61.7% of shares of Dynacq Common Stock.

The Offeror is seeking to acquire all of the issued and outstanding shares of Dynacq Common Stock that they do not already own, for $0.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal dated December 18, 2015 (both of which are included in the Schedule TO), which, collectively with any amendments or supplements thereto, we refer to as the “Offer.” If upon completion of the Offer the Offeror owns at least 90% of the outstanding shares of Dynacq Common Stock, on that basis they will be entitled to, and will, as soon as reasonably practicable, acquire the remaining shares of Dynacq Common Stock by way of a “short-form” merger at the same per share cash price paid in the Offer.

The Schedule TO states that the Purchaser has no principal office, but the mailing address is 4301 Vista Road, Pasadena, Texas 77504, and its telephone contact number is (713) 378-3110.

Dynacq takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase, Letter of Transmittal and/or Schedule TO, including information concerning the Offeror or its respective affiliates, officers, or directors, or actions or events with respect to any of them. Dynacq also takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

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Item 3.   Past Contacts, Transactions, Negotiations and Agreements

(d)   Conflicts of Interest

Since October 30, 2012, Dynacq’s Chief Executive Officer, Dr. Eric K. Chan, has been the sole member of Dynacq’s Board of Directors. Dr. Chan is not independent based on the independence standards of NASDAQ. As a result, Dynacq no longer has any independent directors to evaluate its decisions, nor does it have any committees of the Board comprised of independent directors, including audit, nominating and compensation committees. Consequently, the Offer to Purchase has not been approved by a majority of independent directors of Dynacq, and, in addition, there has not been a majority of independent directors of Dynacq retaining an unaffiliated representative to act solely on behalf of unaffiliated stockholders of Dynacq for the purposes of negotiating the terms of the Offer to Purchase and/or preparing a report concerning the fairness of the Offer to Purchase.

Dr. Chan’s dual roles of sole member of the Board of Directors of Dynacq, on the one hand, and an affiliate of the Offeror, on the other hand, give rise to a conflict of interest. The Offeror’s interests and the interests of its affiliates (including without limitation Dr. Chan) in respect of the Offer and the merger are different from the interests of the unaffiliated stockholders of Dynacq. The Offeror and its affiliates have an interest in acquiring the shares of Dynacq Common Stock as inexpensively as possible and the unaffiliated stockholders have an interest in selling their shares for the highest possible price.

Further, Ms. Ella Y. T. C. Chan, wife of Dynacq’s former Chairman and Chief Executive Officer, Mr. Chiu Chan, individually and as the sole trustee of Chiu M. Chan Family Trust, beneficially owns an aggregate of approximately 61.7% of shares of Dynacq Common Stock. As the majority stockholder, Ms. Chan is able to control all matters requiring stockholder approval, including the election and removal of any directors and any merger, consolidation or sale of all or substantially all of Dynacq’s assets. Additionally, Dynacq’s governing documents provide that two-thirds constitutes a super-majority of Dynacq Common Stock. A super-majority has the ability to, among other things, remove members of Dynacq’s Board for cause or for no cause at all. Ms. Chan together with her son, Dr. Chan, beneficially own approximately 63.2% of Dynacq Common Stock. The Chan Family has historically voted together with respect to Dynacq’s matters requiring stockholder approval.

Item 4.   The Solicitation or Recommendation

(a)   Solicitation or Recommendation

The Board of Directors of Dynacq has determined that it is unable to take a position with respect to the Offer.  Accordingly, Dynacq has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether Dynacq’s stockholders should participate in the Offer.  Dynacq urges each stockholder to make his, her or its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to Dynacq’s prospects and outlook, and any other factors that the stockholder deems relevant to his, her or its investment decision. As previously disclosed in Dynacq’s recent filings with the SEC (including without limitation its Form 10-K filed on November 30, 2015), in August 2014 and April 2015, binding settlement agreements were reached with certain of Dynacq's stockholders in a law suit whereby Dynacq purchased 530,616 shares and 286,386 shares, respectively, of stock owned by the stockholders. At the time of these settlements, Dynacq engaged an independent appraiser. Based on these appraisals, the value of these shares repurchased as treasury stock were $27,061 and $137,837, respectively.

(b)   Reasons for Recommendation

The information disclosed in Item 3 of this Schedule is incorporated by reference herein. As described in Item 3, the Board of Directors does not have independent members to evaluate the Offer to Purchase and Dr. Chan’s dual roles of sole member of the Board of Directors of Dynacq, on the one hand, and an affiliate of the Offeror, on the other hand, give rise to a conflict of interest. Based on the lack of independence and the conflict of interest, the Board of Directors has determined that it is unable to take a position with respect to the Offer.

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(c)    Intent to Tender

To Dynacq’s knowledge, after reasonable inquiry, neither Dynacq nor any of its executive officers, directors, affiliates or subsidiaries currently intends to tender its shares of Dynacq Common Stock held of record or beneficially by them under the Offer.

Item 5.   Persons/Assets Retained, Employed, Compensated or Used

Neither Dynacq nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Dynacq with respect to the Offer.

Item 6.   Interest in Securities of the Subject Company

No transactions in Dynacq Common Stock have been effected during the past 60 days by Dynacq or any of its subsidiaries or, to the best of Dynacq’s knowledge, by any executive officer, director, or affiliate of Dynacq.

Item 7.   Purposes of the Transaction and Plans or Proposals

Other than as described in this Schedule, Dynacq is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of Dynacq’s securities by Dynacq, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dynacq or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Dynacq or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Dynacq.

Other than as described herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.   Additional Information

There are no agreements or understandings, whether written or unwritten, between Dynacq’s executive officers, on the one hand, and Dynacq or the Offeror, on the other, concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

Appraisal Rights

There are no appraisal rights available in connection with the Offer.

Forward-Looking Statements

Certain statements in this Schedule may constitute forward-looking statements.  Dynacq wishes to caution its stockholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Dynacq refers its stockholders to the documents that Dynacq files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10-K, as amended and as updated by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in Dynacq’s projections or forward-looking statements. Dynacq stockholders are cautioned not to place undue reliance on the forward-looking statements in this Schedule, which speak only as of the date of this Schedule.  All subsequent written and oral forward-looking statements by or concerning Dynacq are expressly qualified in their entirety by the cautionary statements above.  Dynacq does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Item 9.   Exhibits

None.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dynacq Healthcare, Inc.

Date: December 31, 2015	By:	/s/ Eric K. Chan
Name: Eric K. Chan
Title: Chief Executive Officer and President

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